EXHIBIT 21.1
Subsidiaries

Subsidiaries as of December 31, 2023, except as noted	Jurisdiction
Ameex Technologies, LLC	Delaware
Ameex Technologies Private Limited	India
Ameex Technologies Pte. Ltd.	Singapore
BoldTech International, LLC	Colorado
BoldTech Systems (Hangzhou), Ltd.	People’s Republic of China
First Plus Soft S.A.U.	Argentina
Inflection Point S.A. de C.V.	Mexico
Inflection Point Systems, LLC	Delaware
Izmul S.A.	Uruguay
Lundol Trade S.A.	Uruguay
One Button World LLC	Delaware
Overactive Inc.	Puerto Rico
Overactive SPA	Chile
Perficient d.o.o. Novi Sad	Serbia
Perficient Canada Corp.	Province of British Columbia, Canada
Perficient India Private Limited	India
Perficient UK Ltd.	England and Wales
Productora de Software S.A.S.	Colombia
SMEDIX, LLC*	California
Soft OA S.R.L.	Uruguay

*Acquired January 16, 2024.